UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC   20549

FORM 11-K



(Mark One):


X            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
--           SECURITIES EXCHANGE ACT OF 1934
             For the fiscal year ended December 31, 2003
                                  OR

--           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934.
             For the transition from            to
                                     -----------   -----------

Commission file number 1-3381
                       ------


THE PEP BOYS SAVINGS PLAN
-------------------------
(Full title of the plan)



The Pep Boys - Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia,  PA  19132
--------------------------------

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)


Registrant's telephone number, including area code (215)430-9000



Notices and communications from the Securities and Exchange
Commission relating to this Report should be forwarded to:





Carole Pietak
Chairman of Administrative Committee
The Pep Boys - Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia,  PA  19132

THE PEP BOYS SAVINGS PLAN
-------------------------
TABLE OF CONTENTS
----------------------------------------------------------------------------


                                                                     PAGE
                                                                     ----


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                3

FINANCIAL STATEMENTS:

      Statements of Net Assets Available for Benefits
         As of December 31, 2003 and December 31, 2002                 4


      Statements of Changes in Net Assets Available for
         Benefits for the Years Ended December 31, 2003
         and December 31, 2002                                         5

      Notes to Financial Statements                                6 - 9


SUPPLEMENTAL SCHEDULES:

      Schedule H, Item 4i - Schedule of Assets Held for Investment
                            Purposes as of December 31, 2003          10

      Schedule H, Item 4j - Schedule of Reportable Transactions for
                            the Year Ended December 31, 2003          11

SIGNATURE PAGE                                                        12

EXHIBIT INDEX                                                         13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Administrative Committee
The Pep Boys Savings Plan
Philadelphia, Pennsylvania


We have audited the accompanying statements of net assets available for benefits of The Pep Boys Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of The Pep Boys Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/Deloitte & Touche, LLP
Philadelphia, Pennsylvania
June 22, 2004

THE PEP BOYS SAVINGS PLAN
-------------------------
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND DECEMBER 31, 2002
------------------------------------------------------------------------------


                                                      2003             2002

ASSETS
------

CASH                                           $      463,182     $    696,856
                                               ---------------    -------------
INVESTMENTS:
    AET Stable Capital Fund II                     34,533,386       30,698,622
    AET Equity Index Fund II                       22,167,259       15,886,695
    Pep Boys Stock Fund                            73,243,529       43,452,011
    Invesco Total Return Fund (Investor Class)      7,299,994        5,512,752
    AXP Bond Fund (Class Y)                         3,098,444        2,211,313
    AXP Small Company Index Fund (Class Y)          5,458,304        2,451,674
    Templeton Foreign Fund (Class A)                2,264,763        1,119,542
    Loans to participants                          11,090,376       10,578,443
                                                 -------------    -------------
      Total investments                           159,156,055      111,911,052
                                                 -------------   --------------

CONTRIBUTIONS RECEIVABLE:
    Participant contributions                          10,263           10,467
    Employer contribution                               8,105            8,807
                                                 -------------    -------------
      Total contributions receivable                   18,368           19,274
                                                 -------------    -------------
      Total Assets                                159,637,605      112,627,182
                                                 -------------    -------------
LIABILITIES
-----------
    Refundable Contributions and Earnings             337,105                -
                                                 -------------    -------------
      Total Liabilities                               337,105                -
                                                 -------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS              $  159,300,500     $112,627,182
                                               ===============    =============


See notes to financial statements.


THE PEP BOYS SAVINGS PLAN
-------------------------
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002
-------------------------------------------------------------------------------


                                                      2003              2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

     Investment income:
       Dividend and interest income            $  1,200,468       $  1,381,954
       Interest on loans                            584,834            662,457
       Net realized and unrealized gain
        (loss) in fair value of
        investments                              46,482,865        (25,422,087)
                                               -------------      -------------

       Total investment income (loss)            48,268,167        (23,377,676)
                                               -------------      -------------

     Contributions:
       Participants                              10,134,102         12,050,856
       Employer                                   3,759,369          3,946,366
                                               -------------      -------------

       Total contributions                       13,893,471         15,997,222
                                               -------------      -------------


     Earnings refund                                (95,756)                 -
                                               -------------      -------------

         Total Additions (Reductions)            62,065,882         (7,380,454)


DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:

     Distributions paid to participants         (15,392,564)       (15,111,213)
                                               -------------      -------------

NET INCREASE (DECREASE) IN NET ASSETS
     AVAILABLE FOR BENEFITS                      46,673,318        (22,491,667)


NET ASSETS AVAILABLE FOR BENEFITS:

     Beginning of year                          112,627,182        135,118,849
                                               -------------      -------------

     End of year                               $159,300,500       $112,627,182
                                               =============      =============


See notes to financial statements.


THE PEP BOYS SAVINGS PLAN
-------------------------
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002
----------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of Estimates
     ----------------

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

     Risks and Uncertainties
     -----------------------

     The Plan provides for investment options in mutual funds and common stock of the Plan sponsor. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

     Investments
     -----------

     The loan fund is stated at cost plus accrued interest (see note 3). Investments in all other funds are stated at fair value based on quoted market prices as reported on the last business day of the plan year.

2.   DESCRIPTION OF THE PLAN
     -----------------------

     The information in these notes regarding The Pep Boys Savings Plan
     (the "Plan") is provided for general purposes only. The participant should refer to the Plan document for a more complete description of the Plan provisions. The Plan was established on September 1, 1987. The Plan provides a vehicle for participating Company employees to increase savings. The Plan was structured to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Participation
     -------------

     All employees of The Pep Boys - Manny, Moe & Jack and subsidiaries (the "Company") who have attained both the age of 21 and completed one year of service as defined by the Plan, other than those employees whose terms and conditions of employment are determined by a collective bargaining agreement unless such collective bargaining agreement provides to the contrary, may join the Plan any time on or after the start of the quarter, which immediately follows the employee's anniversary date. These quarter dates are January 1, April 1, July 1, or October 1.

     Funding
     -------

     Contributions to the Plan are made by participants and the Company. Participant's contributions, made through salary reduction, may be any whole percentage from 1% to 50% of their compensation as defined by the Plan. The Company contributes the lesser of 50% of the first 6% of the participant's pre-tax contributions or a maximum 3% of the participant's compensation. The Plan was amended to allow Participants to contribute in half-percent increments effective January 16, 2004.

     Participant contributions to the Plan, up to $12,000 and $11,000 during 2003 and 2002 respectively, are not subject to income tax until their withdrawal from the Plan. Additionally, participants are not subject to tax on the Company's contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawn from the Plan. The Plan was amended to allow active Plan participants who have attained the age of 50 to exceed the maximum allowable contribution in effect for the tax year in which the contributions are to be made up to certain limits as defined by IRS regulations. This amendment is effective January 16, 2004.

     Through August 30, 2002, company contributions were invested in the Pep Boys Stock Fund. Effective September 1, 2002, company contributions are invested in same fund(s) and in the same proportion chosen by the participant for their contributions. Through August 30, 2002, participants age 55 or over had the option to transfer all of the Company's contributions into any of the other funds. Also effective
     September 1, 2002, any participant has the ability to transfer all or a portion of the balance from the Pep Boys Stock Fund into one or more of the other investment funds.

     Vesting
     -------

     The Plan provides that the participant's contributions are fully vested when made. The Company's contribution for a particular year becomes vested if the participant is actively employed on December 31 of that year or if the participant's employment terminated due to death, disability or retirement prior to December 31.

     Loan Provisions
     ---------------

     Participants may borrow up to 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The maximum duration of a loan is five years unless the loan is used to purchase a primary residence. In such a case, the loan term is permitted for up to a 30 year duration. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans. Participants may have up to two loans at one time and prepay loans in full at any time.

     Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     In the event of termination of the Plan, the interest of the participants or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

     Income Tax Status
     -----------------

     The Internal Revenue Service has issued a determination letter
     (April 30, 2002) indicating that the Plan meets the requirements of
     Section 401(a) of the Internal Revenue Code (the "Code").
     Accordingly, the Plan's related trust is exempt from federal taxation under Section 501(a) of the Code. The Plan Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Administration
     --------------

     All costs associated with administering the Plan are borne by the Company, except the loan administration fees. The Plan is administered by a Plan Committee of three employees of the Company. At December 31, 2003, the members of the Plan Committee and their positions with the Company were:

         Carole Pietak             Vice President -  Human Resources

         Harry Yanowitz            Senior Vice President -
                                   Strategy & Business Development

         Bernard K. McElroy        Vice President - Chief Accounting Officer &
                                   Treasurer

     At December 31, 2003, the Plan trustee was:

         American Express Trust Company

     Under the provisions of ERISA, all of the above are "parties-in-interest."


3.   INVESTMENT PROGRAMS
     -------------------

     Participant contributions - Each participant, via the Internet or through an interactive voice response system, may direct that his/her contributions be invested in one or more of the following investment programs in increments of 1%. The Plan was amended to allow Participants to contribute in half-percent increments effective January 16, 2004.

     The prospectuses for these investment programs describe the funds as follows:

     AET STABLE CAPITAL FUND II
     --------------------------

     The American Express Trust Stable Capital Fund II is designed to provide the lowest risk of all seven investment funds. This fund's goal is to preserve principal and income while maximizing current income. To meet this goal, the fund invests primarily in stable value contracts, as well as short-term investments and the American Express Trust Stable Capital I (a stable value pooled fund).

     AET EQUITY INDEX FUND II
     ------------------------

     The American Express Trust Equity Index Fund II seeks to achieve a rate of return as close as possible to the return of the Standard & Poor's 500 Stock Index (S&P 500). To mirror this return, the fund invests primarily in some or all of the securities that make up the S&P 500. Because the S&P 500 contains many large, well-established companies, representing most major industries, this type of fund is less volatile than a growth fund like the AXP Small Company Index Fund or Templeton Foreign Fund.

     PEP BOYS STOCK FUND
     -------------------

     The Pep Boys Stock Fund is invested primarily in The Pep Boys-Manny, Moe & Jack common stock and a small amount of short-term investments. This fund gives the participant the opportunity to acquire an ownership interest in the Company. The value of the amount invested in this fund will depend on the price of the stock at any given time and will tend to be more volatile. At December 31, 2003 and 2002, the Pep Boys Stock Fund held 3,151,855 shares ($22.87 per share) and 3,703,159 shares ($11.60 per share), respectively, of The Pep Boys - Manny, Moe & Jack common stock.

     INVESCO TOTAL RETURN FUND (Investor Class)
     ------------------------------------------

     The Invesco Total Return Fund seeks to provide long-term growth of capital, as well as current income. To meet this objective, the fund invests in common stocks of companies generally listed on major exchanges. Although the fund manager looks for stocks that perform well over a variety of market cycles, the value of the contributions to the plan may go up or down as stock market values change.

     AXP BOND FUND (Class Y)
    ------------------------

     The AXP Bond Fund invests in a diversified portfolio of high-quality corporate bonds. To increase its return, the fund may also invest in lower-quality bonds and foreign bonds. The primary goal of this fund is to earn a high level of interest income; a secondary consideration is long-term bond appreciation. This fund offers low to moderate risk and moderate returns.

     AXP SMALL COMPANY INDEX FUND (Class Y)
     --------------------------------------

     The AXP Small Company Index Fund attempts to mirror the return of the Standard & Poor's Small Capitalization Stock Index (S&P SmallCap 600).
     To achieve this, the fund invests primarily in some or all of the securities that make up the S&P 600. Because this fund invests in stocks of small companies, it is generally one of the most volatile of the Plan's funds. At the same time, the potential for growth over the long term is one of the highest.

     TEMPLETON FOREIGN FUND (Class A)
     --------------------------------

     The Templeton Foreign Fund seeks long-term capital growth. To achieve this goal, the fund invests primarily in stocks and debt obligations of companies and governments outside the United States. Because this fund invests in foreign companies, it is one of the most volatile of the Plan's funds. However, it should normally have higher returns over longer periods of time.


     THE LOAN FUND
     -------------

     The Loan Fund is the cumulative balance of all participant loans outstanding. This fund is not a fund available to participants for investing purposes, but instead is a result of a participant utilizing the loan provision previously defined in an earlier section. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans.


     INVESTMENT OPTION CHANGES
     -------------------------

     As of February 1, 2004, the Plan's Administrative Committee determined the following investment funds would be closed to further investment and participation by Plan participants:

        Invesco Total Return Fund (Investor Class)
        AXP Bond Fund (Class Y)

     Participants with contributions in these funds could elect to direct their future contributions and participant balances in these funds into the other funds offered by the Plan. If no election was made, the Plan transferred the participants' contributions and balances as follows:

        From                                       To
        ----------                                 ----------
        Invesco Total                              Fidelity Freedom 2010 Fund
          Return Fund (Investor Class)

        AXP Bond Fund (Class Y)                    PIMCO Total Return Fund
                                                     (Institutional Class)

     Effective February 1, 2004, additional investment fund options are offered by the Plan as follows:

        Fidelity Freedom 2010 Fund
        Fidelity Freedom 2020 Fund
        Fidelity Freedom 2030 Fund
        Fidelity Freedom 2040 Fund
        PIMCO Total Return Fund (Institutional Class)

THE PEP BOYS SAVINGS PLAN
-------------------------
SCHEDULE H
ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------
                                                                                                             CURRENT
                  IDENTITY                                          DESCRIPTION                COST            VALUE
----------------------------------------------------------------------------------------------------------------------





AET Stable Capital Fund II*                                        Mutual Fund,           $31,480,832      $34,533,386
                                                                    1,983,765 shares

Invesco Total Return Fund (Investor Class)                         Mutual Fund,             7,205,871        7,299,994
                                                                    304,929 shares

AET Equity Index Fund II*                                          Mutual Fund,            22,132,023       22,167,259
                                                                    698,732 shares

PEP BOYS STOCK FUND
     The Pep Boys - Manny, Moe & Jack Common Stock*                 3,151,855 shares       24,561,853       72,082,924
     AET Money Market I*                                            1,160,605 shares        1,160,605        1,160,605


AXP Bond Fund (Class Y)*                                           Mutual Fund,             3,072,970        3,098,444
                                                                    637,540 shares

AXP Small Company Index Fund (Class Y)*                            Mutual Fund,             4,665,517        5,458,304
                                                                    735,620 shares

Templeton Foreign Fund (Class A)                                   Mutual Fund,             1,979,883        2,264,763
                                                                    212,854 shares


LOANS TO PARTICIPANTS*                                     5.00%-10.50%   2003-2033        11,090,376       11,090,376
                                                                                         ------------     ------------
                                                                                         $107,349,930     $159,156,055
                                                                                         ============     ============
* Indicates party-in-interest to the plan.


THE PEP BOYS SAVINGS PLAN
-------------------------
SCHEDULE H
ITEM 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
----------------------------------------------

Aggregate of transactions involving the same security exceeding 5% of net assets at January 1, 2003


                                                   Number of                              Aggregate
      Identity of Party                           Transactions       Description            Change
-------------------------------                   ------------  ---------------------    -----------

NO TRANSACTIONS QUALIFIED FOR THIS SECTION




Individual transactions in 2003 involving the same security exceeding 5% of net assets at January 1, 2003:


      Identity of Party                   Description            Sale       Purchase
-------------------------------     ---------------------    -----------  ------------


NO TRANSACTIONS QUALIFIED FOR THIS SECTION



SIGNATURES



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.





                                               THE PEP BOYS SAVINGS PLAN
                                               -------------------------






      DATE: June 25, 2004                     BY:    /s/Carole Pietak
            -------------                    -----------------------------
                                                        Carole Pietak
                                              Chairman of Administrative
                                              Committee

EXHIBIT INDEX
=============





       Exhibit No.            Item
       -----------            ----





          23                  Consent of Deloitte & Touche LLP